Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2009	2008	2007	(a)	2006	(b)	2005	(b)
Earnings
Income from continuing operations before income taxes	$(2,208)	$1,946	$3,215		$2,170		$1,978
Fixed charges, excluding interest on deposits	530	1,024	1,140		867		550

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	(1,678)	2,970	4,355		3,037		2,528
Interest on deposits	171	1,765	2,378		1,434		839

Income from continuing operations before income taxes and fixed charges, including interest on deposits	$(1,507)	$4,735	$6,733		$4,471		$3,367

Fixed charges
Interest expense, excluding interest on deposits	$421	$900	$1,047		$807		$490
One-third net rental expense (c)	109	120	92		60		60

Total fixed charges, excluding interest on deposits	530	1,020	1,139		867		550
Interest on deposits	171	1,765	2,378		1,434		839

Total fixed charges, including interests on deposits	$701	$2,785	$3,517		$2,301		$1,389

Earnings to fixed charges ratios
Excluding interest on deposits	(3.16)	2.91	3.82		3.50		4.60
Including interest on deposits	(2.15)	1.70	1.91		1.94		2.42

(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.
(c)	The proportion deemed representative of the interest factor.